06004745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 37691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Worldwide Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Austin Avenue, Suite 1902
(No. and Street)

Waco (City) Texas (State) 76701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth H. Nall 254-297-2785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pattillo, Brown & Hill, L.L.P.
(Name – *if individual, state last, first, middle name*)

401 W. Hwy 6 (Address) Waco (City) Texas (State) 76710 (Zip Code)

PROCESSED
APR 28 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2005

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2005

PB&H
PATTILLO, BROWN & HILL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
U. S. – Worldwide Financial Services, Inc.
Waco, Texas

We have audited the accompanying statement of financial condition of U. S. – Worldwide Financial Services, Inc. (a Texas corporation) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U. S. – Worldwide Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

401 WEST HIGHWAY 6 ■ P. O. BOX 20725 ■ WACO, TX 76702-0725 ■ (254) 772-4901 ■ FAX: (254) 772-4920 ■ www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778 ■ HILLSBORO, TX (254) 582-2583
TEMPLE, TX (254) 791-3460 ■ ALBUQUERQUE, NM (505) 266-5904

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the prior page as supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pattillo, Brown & Hill, LLP

January 19, 2006

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$ 83,686	
Commissions receivable (net of doubtful accounts of $0)	1,100	
Other receivables	2,406	
Prepaid expenses	3,773	
Total Current Assets		$ 90,965
PROPERTY AND EQUIPMENT		
Office equipment	12,091	
Less: accumulated depreciation	(12,091)	
Total Property and Equipment		-
OTHER ASSETS		
Dealer reserve	5,785	
Total Other Assets		5,785
Total Assets		$ 96,750

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses payable	$ 4,635	
Dividends payable	50,000	
Federal income tax payable	878	
Total Current Liabilities		$ 55,513
LONG-TERM LIABILITIES		-
Total Liabilities		55,513
STOCKHOLDERS' EQUITY		
Common stock par value $1 per share - authorized 1,000,000 shares, issued and outstanding 2,500 shares	2,500	
Additional paid-in capital	11,500	
Retained earnings	27,237	
Total Stockholders' Equity		41,237
Total Liabilities and Stockholders' Equity		$ 96,750

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

INCOME	
Sales commissions	$ 317,481
Total Income	317,481
EXPENSES	
Leased employee expense - officers	84,567
Leased employee expense - staff	11,993
Rent	5,100
Postage	4,318
Office	672
Bank fees and charges	201
Commissions	187,324
Registration fees, exams and licenses	6,909
Accounting and actuarial fees	5,575
Consulting fees	4,500
Subscriptions, books and periodicals	240
Professional dues	665
Training	50
Bond	4,567
Taxes - franchise	251
Legal fees	6,407
Penalties	578
Bad debts	2,284
Miscellaneous	1,126
Total Expenses	327,327
LOSS FROM OPERATIONS	(9,846)
INTEREST INCOME	1,490
NET INCOME BEFORE FEDERAL INCOME TAX	(8,356)
FEDERAL INCOME TAX	878
NET INCOME	$(9,234)
EARNINGS PER SHARE	$(3.69)

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Balance January 1, 2005	2005 Additions Net Income/ (Loss)	2005 Dividends Declared	Balance December 31, 2005
Common stock	$ 2,500	$ -	$ -	$ 2,500
Additional paid-in capital	11,500	-	-	11,500
Retained earnings	86,471	(9,234)	(50,000)	27,237
Totals	$ 100,471	$(9,234)	$(50,000)	$ 41,237

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(9,234)
Decrease in commissions receivable	5,480
Decrease in other receivables	(1,595)
Increase in prepaid expense	8,007
Increase in accrued expenses payable	(15,046)
Increase in taxes payable	768
Net Cash Flows Used by Operating Activities	(11,620)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(11,620)
CASH BALANCE, BEGINNING OF YEAR	95,306
CASH BALANCE, END OF YEAR	$ 83,686

See accompanying notes and auditors' report.

1. SIGNIFICANT ACCOUNTING POLICIES

U. S. – Worldwide Financial Services, Inc. (the Company) was incorporated February 6, 1987, for the purpose of providing brokerage services primarily to military personnel at selected locations in the continental United States and overseas. Business commenced on February 20, 1987, the date of initial capitalization.

Fiscal Year

The Company's fiscal year runs from January 1st through December 31st.

Basis of Accounting

The Company uses the accrual basis of accounting for income and expenses.

Cash

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on the Modified Accelerated Cost Recovery System required for federal income tax purposes as well as for financial statement purposes at rates based on the following estimated useful lives:

Office Equipment	5 – 7 years

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. CUSTOMER PROTECTION--RESERVES AND CUSTODY SECURITIES

The Company's activities are limited to those set forth under subparagraph (k)(l) of Rule 15c3-3; accordingly, the Company claims exemption from all other provisions of the Rule.

3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $29,886, which was in excess of the required net capital of $5,000 by $24,886. The Company's net capital ratio was 1.89 to 1.

4. INCOME TAXES

Federal income taxes of $878 have been recorded for the current year.

5. RELATED PARTIES

The Company paid $5,100 to American Amicable during 2005 for rent.

The Company paid officers and stockholders (in addition to salaries) $5,491 in commissions and consulting fees.

During 2005, the Company reimbursed United Armed Forces Association $96,560 for shared/ leased employees.

6. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and Income Taxes

Cash paid (received) in 2006 for interest and income taxes for 2005 were as follows:

Interest received	$ 1,490
Income taxes paid	878
Franchise taxes paid	251

7. MAJOR CUSTOMERS/ECONOMIC DEPENDENCE

Sales commissions from five mutual fund companies totaled 98.70% of revenue for the year ended December 31, 2005.

SUPPLEMENTARY SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

SCHEDULE I

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2005

The Company had no liabilities subordinated to claims of general creditors for the year ended December 31, 2005.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL	$ 41,237
LESS: NON-ALLOWABLE ASSETS FROM STATEMENT OF FINANCIAL CONDITION	11,351
NET CAPITAL	$ 29,886
TOTAL OF AGGREGATE INDEBTEDNESS	$ 55,513
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Excess net capital	$ 24,886
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 23,722
Ratio: Aggregate indebtedness to Net Capital	1.89 to 1

PB&H
PATTILLO, BROWN & HILL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

Board of Directors
U. S. – Worldwide Financial Services, Inc.
Waco, Texas

We have examined the internal control structure of U. S. – Worldwide Financial Services, Inc. in effect at December 31, 2005. Our examination was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of U. S. – Worldwide Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the internal control structure are to provide reasonable assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements. The internal control structure comprises the control environment, the accounting system, and the control procedures.

Because of inherent limitations in any internal control structure, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, the internal control structure of U. S. – Worldwide Financial Services, Inc. in effect at December 31, 2005, taken as a whole, was sufficient to meet the objectives stated above, insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

Pattillo, Brown & Hill, LLP

January 19, 2006

401 WEST HIGHWAY 6 ■ P. O. BOX 20725 ■ WACO, TX 76702-0725 ■ (254) 772-4901 ■ FAX: (254) 772-4920 ■ www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778 ■ HILLSBORO, TX (254) 582-2583
TEMPLE, TX (254) 791-3460 ■ ALBUQUERQUE, NM (505) 266-5904